

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. I
1760 Market Street, Suite 602
Philadelphia, PA 19103

> **Re: Armada Acquisition Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2022**
> **File No. 001-40742**

Dear Stephen Herbert:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Penny J. Minna, Esq.